MAIL STOP 3561

June 17, 2008

By U.S. Mail and facsimile to (336) 436-1755

Mr. David P. King, Vice President and CEO
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re:** **Laboratory Corporation of America Holdings**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11353**

Dear Mr. King:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services